

December 3, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Safeguard Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

- Class A ordinary shares, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

[signature: Craig A. Mart...]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com